

February 12, 2014

<u>Via E-mail</u>
David Lee
Chief Financial Officer
Motorcar Parts of America, Inc.
2929 California Street
Torrance, California 90503

   **Re: Motorcar Parts of America, Inc.
     Form 10-K for the fiscal year ended March 31, 2013
     Filed June 17, 2013
     Amendment 1 to Form 10-K for the fiscal year ended March 31, 2013
     Filed July 29, 2013
     Form 10-Q for the fiscal quarter ended September 30, 2013
     Filed November 12, 2013
     File No. 001-33861**

Dear Mr. Lee:

   We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>
<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20</u>
<u>Liquidity and Capital Resources, page 38</u>
<u>Cash Flows, page 40</u>

1. Please revise your MD&A discussion of cash flows from operating, investing and financing activities to cover the three years presented in your financial statements as required by Item 303(a) of Regulation S-K.

Capital Resources, page 40
Debt, page 40
Parent Company Credit Agreement, page 40

2. We note from page 41 that on June 14, 2013, you received a waiver of events of default at March 31, 2013 for the qualified opinion in your financial statements related to the going concern. In this regard, please tell us the period of waiver and whether you expect to regain compliance at the next measurement date. Refer to ASC 470-10-45-1.

Financial Statements, page 62
Consolidated Balance Sheet, page F-1

3. Reference is made to the line item caption Customer finished goods returns on the face of the balance sheet. Please tell us and revise your notes to the financial statements to disclose the nature of the amounts classified within current liabilities. Your revised disclosures should include the company's accounting policy for such amounts and clearly describe how such amounts differ from or relate to the customer core returns accrual classified within non-current liabilities.

Consolidated Statements of Cash Flows, page F-5

4. Reference is made to the Provision for inventory reserves and Provision for customer payment discrepancies in the amount of $17,383,000 and $2,035,000, respectively for fiscal 2013 under cash flows from operating activities. Please explain to us the nature, facts, and circumstances surrounding the increase in both provisions during fiscal 2013 relative to amounts recognized in prior years. Assuming a satisfactory response, please revise MD&A to discuss the reason(s) for the change given its significance relative to prior years as it is not evident from current disclosures contained elsewhere in the filing.

5. Reference is made to share-based compensation expense of $1,083,000 and the exercise of stock options of $73,000 presented in the statements of cash flows. Please reconcile for us the amounts presented on the statements of cash flows to the amounts included in the statements of shareholders' equity for share-based compensation expense and exercise of stock options as we were unable to determine where such amounts were reflected in the statements of shareholders' equity for the fiscal period ended March 31, 2013.

Notes to Consolidated Financial Statements, page F-6
6. Accounts Receivable – Net, page F-18

6. Reference is made to customer allowances earned and customer core returns accrual of $(22,878,000) and $(21,222,000), respectively at March 31, 2013. Please describe for us in greater detail the nature of the allowances, your policy and basis for estimating the

allowances and where within your statements of operations the provisions for the allowances are recognized. Assuming a satisfactory response, please revise the notes to your financial statement to provide enhanced disclosure surrounding each of the aforementioned allowances given the significance of their account balances at each period end.

Schedule II — Valuation and Qualifying Accounts, page S-1

7. Please explain the reason(s) for the significant increases in each allowance account during fiscal 2013. Your response should address the large amounts charged to expense for the year ended March 31, 2013.

Amendment Number 1 to Form 10-K
Item 10. Directors, Executive Officers and Corporate Governance, page 4

8. We note your disclosure that Mr. Adelson is an "active member of Board of Directors of various middle-market businesses as well as several recognized non-profit organizations, such as the USC Entrepreneur Program." Please confirm that in future filings you will revise to indicate the directorships held by Mr. Adelson over the past five years. Refer to Item 401(e)(2) of Regulation S-K.

Item 11. Executive Compensation, page 9
Summary Compensation Table, page 13

9. We note that you have disclosed in the "Bonus" column rather than the "Non-Equity Incentive Plan Compensation" column amounts earned pursuant to your annual bonus program, which is based on the "achievement of strategic business objectives, desired company performance, and individual performance goals." Please advise regarding your basis for disclosing these amounts in the "Bonus" column. For guidance, refer to Question 119.02 of the Regulation S-K Compliance and Disclosure Interpretations. Alternatively, in future filings, please disclose these amounts, for example the "OGSM Bonuses" in the "Non-Equity Incentive Plan Compensation" column and, to the extent discretionary payments are made, such as the "Non-OGSM Bonuses," disclose those amounts in the "Bonus" column. We also note your disclosure on page 13 that the Compensation Committee has not yet made its final determination of OGSM Bonuses for fiscal 2013. Based on this, please tell us why Mr. Joffe's bonus compensation on page 15 appears to be significantly higher than the amount indicated on page 14.

<u>Form 10-Q for the Fiscal Quarter ended September 30, 2013</u>
<u>2. Discontinued Operations and Deconsolidation of Fenco, page 9</u>

10. We note from your disclosure that as a result of the loss of control of Fenco in May 2013 you deconsolidated the assets and liabilities of Fenco from your consolidated financial statements and the Fenco Entities filed a voluntary petition for relief under Chapter 7. We also note beginning the quarter ended June 30, 2013 you reported the results of operations from Fenco as discontinued operations. In this regard, please explain to us and revise your disclosures to discuss why you believe it is appropriate to report the results of operations from Fenco as discontinued operations. As part of your response and revised disclosure, please tell us the basis for concluding that all conditions outlined in ASC 205-20-45-1 were met as of the quarter ended June 30, 2013 and what involvement, if any, you continue to have in the operations of Fenco.

<u>Form 8-K filed November 13, 2013</u>
<u>Exhibit 99.1</u>

11. We note from your Form 8-K filed November 13, 2013, as well as other earnings releases, you have presented what appears to be a non-GAAP income statement. Please be advised that the presentation of a full non-GAAP income statement may place undue emphasis on the non-GAAP information and therefore is not considered appropriate. In this regard, if you wish to present and discuss individual non-GAAP measures, we believe each individual measure should be presented and reconciled separately. Please revise accordingly. Refer to the guidance outlined in the Division of Corporation Finance's Compliance and Disclosure Interpretations regarding Non-GAAP measures maintained on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at 202-551-3191 or Max Webb at 202-551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief